UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Zoom Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

98976E301
(CUSIP Number) Sanlitun SOHO, Building A, 11th Floor No. 8 Workers Stadium North Road Chaoyang District Beijing, P. R. China Post Code: 100027

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 98976E301
1.	Name of Reporting Person Spreadtrum Communications, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,676,300 shares of Common Stock
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,676,300 shares of Common Stock
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,676,300 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) CO

Schedule 13D

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share, of Zoom Technologies, Inc., a Delaware corporation (the “Issuer”), with its principal executive office at Sanlitun SOHO, Building A, 11th Floor, No. 8 Workers Stadium North Road, Chaoyang District, Beijing, P. R. China, 100027.

Item 2.  Identity and Background

This Schedule 13D is being filed by Spreadtrum Communications, Inc., a Cayman Islands company (“Spreadtrum” or the “Reporting Person”).  The principal business address of the Reporting Person is Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai, P. R. China, 201203.  Spreadtrum is a fabless semiconductor company that designs, develops and markets baseband processors and RF transceivers for the wireless communications and mobile television market.

Leo Liyou Li is Chairman of the board of directors of Spreadtrum and President and Chief Executive Officer of Spreadtrum.  Dr. Li’s present principal occupations are director and Chairman of the board of directors of Spreadtrum and President and Chief Executive Officer of Spreadtrum. The business address of Dr. Li is c/o Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai, P. R. China, 201203.  Dr. Li is a citizen of the United States of America.

Datong Chen is a director of the board of directors of Spreadtrum. Dr. Chen’s present principal occupation is Managing Director and Founding Partner of WestSummit Capital Management, an international venture capital business whose address is B-901, Vantone Centre, No.A6, Chao Yang Men Wai Street, Beijing, P. R. China, 100020. The business address of Dr. Chen is c/o Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai, P. R. China, 201203.  Dr. Chen is a citizen of the United States of America.

Hao Chen is a director of the board of directors of Spreadtrum. Mr. Chen’s present principal occupation is a member of the investment committee of Legend Capital, an investment fund whose business address is 10/F, Tower A, Raycom Info Tech Park No.2, South Kexueyuan Road, Zhongguancun, Haidian District, Beijing, P. R. China, 100190. The business address of Mr. Chen is c/o Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai, P. R. China, 201203.  Mr. Chen is a citizen of the People’s Republic of China.

Scott Sandell is a director of the board of directors of Spreadtrum. Mr. Sandell’s present principal occupation is a General Partner of New Enterprise Associates, an investment fund whose business address is 2855 Sand Hill Road, Menlo Park, CA 94025, United States. The business address of Mr. Sandell is c/o Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai, P. R. China, 201203.  Mr. Sandell is a citizen of the United States of America.

Zhongrui Xia is a director of the board of directors of Spreadtrum. Mr. Xia’s present principal occupation is Chief Executive Officer and President of Shanghai Hua Hong International Inc., an entity focusing on international venture capital business whose address is c/o Harbour Trust Co. Ltd., P.O. Box 897, One Capital Place, George Town, Grand Cayman, Cayman Islands KY1-1103. The business address of Mr. Xia is c/o Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai, P. R. China, 201203.  Mr. Xia is a citizen of the People’s Republic of China.

Carol Yu is a director of the board of directors of Spreadtrum. Ms. Yu’s present principal occupation is Co-president and Chief Financial Officer of Sohu.com Inc., a portal website whose address is Level 15, Sohu.com Internet Plaza, No. 1 Unit East Zhongguancun Road, Haidian District, Beijing, P. R. China 100084. The business address of Ms. Yu is c/o Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai, P. R. China, 201203.  Ms. Yu is a citizen of the United Kingdom.

Schedule 13D

Xiaoning (Shannon) Gao is Chief Financial Officer of Spreadtrum, which is Ms. Gao’s present principal occupation. The business address of Ms. Gao is c/o Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai, P. R. China, 201203.  Ms. Gao is a citizen of the People’s Republic of China.

Joe Zou is Chief Technology Officer of Spreadtrum, which is Mr. Zou’s present principal occupation. The business address of Mr. Zou is c/o Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai, P. R. China, 201203.  Mr. Zou is a citizen of the United States of America.

Qiang Cao is Vice President of Products of Spreadtrum, which is Dr. Cao’s present principal occupation. The business address of Dr. Cao is c/o Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai, P. R. China, 201203.  Dr. Cao is a citizen of the United Kingdom.

Brian Chen is Vice President of Operations of Spreadtrum, which is Mr. Chen’s present principal occupation. The business address of Mr. Chen is c/o Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai, P. R. China, 201203.  Mr. Chen is a citizen of the Republic of China.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any individual named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any individual named in this Item 2 is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On October 26, 2011, pursuant to the Common Stock Purchase Agreement by and among the Issuer, Spreadtrum and Lei Gu dated October 18, 2011 (the “Purchase Agreement”), Spreadtrum purchased from the Issuer 1,676,300 shares of common stock, par value $0.01 per share (the “Purchase Shares”), at a purchase price of $1.73 per share, for an aggregate purchase price of $2,900,000.  The funds for the purchase price were provided from the working capital of Spreadtrum.

Item 4.  Purpose of Transaction

The Purchase Shares are held by the Reporting Person for investment and strategic purposes.  The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine, subject to any legal and contractual restrictions, (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, as specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Issuer; and money and stock market conditions, including the market price of the securities of the Issuer; and the Reporting Person’s contractual obligations with respect to the Purchase Shares.

Schedule 13D

Under the terms of the Purchase Agreement, the Issuer shall increase the size of its Board of Directors from five to six directors and cause a nominee designated by the Reporting Person (the “Spreadtrum Nominee”), who shall initially be Leo Li, Chairman of the Board of Directors and President and Chief Executive Officer of Spreadtrum, to be appointed to the Board of Directors of the Issuer.  In addition, so long as the Reporting Person and its affiliates continue to hold at least fifty percent (50%) of the Purchase Shares, at each annual or special meeting of the stockholders of the Company at which directors are to be elected, the Issuer shall nominate the Spreadtrum Nominee to serve as a director until the next annual general meeting, and Lei Gu shall vote and cause his transferees to vote in favor of the election of such Spreadtrum Nominee to the Board of Directors of the Issuer.  In addition, under the terms of the Purchase Agreement, the Issuer and Spreadtrum agreed to certain exclusive design and distribution arrangements for a period of three (3) years from the closing of the purchase of the Purchase Shares, subject to certain exceptions and limitations.

The foregoing descriptions of the terms of the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement attached hereto as Exhibit 1. The Purchase Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Issuer or Spreadtrum. In particular, the assertions embodied in the representations and warranties contained in the Purchase Agreement are qualified by information in a confidential disclosure schedule provided by the Issuer to Spreadtrum in connection with the signing of the Purchase Agreement. The confidential disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Purchase Agreement. Moreover, certain representations and warranties in the Purchase Agreement were used for the purpose of allocating risk between the Issuer and Spreadtrum rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the Purchase Agreement as characterizations of the actual state of facts about the Issuer or Spreadtrum.

Item 5.  Interest in Securities of the Issuer

(a)
 According to the Purchase Agreement, the Issuer had 18,412,925outstanding shares of Common Stock as of October 17, 2011.  After giving effect to the issue of the Purchase Shares, the Purchase Shares constitute approximately 8.3% of the issued and outstanding shares of Common Stock of the Issuer.  The Reporting Person does not hold any other securities of the Issuer.

(b)	The Reporting Person has sole power to direct the vote and the disposition of the Purchase Shares held by it.

(c)	Except as disclosed in Item 3, the Reporting Person has not effected any transactions during the past sixty (60) days with respect to any shares of Common Stock of the Issuer.

Schedule 13D

(d)
To the knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchase Shares held by the Reporting Person.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3 and 4 are hereby incorporated herein by reference.

Under the terms of the Purchase Agreement, the Purchase Shares may not be resold except pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”) or an available exemption from registration under the Securities Act and applicable state securities laws.  The foregoing description is qualified in its entirety by the terms of the Purchase Agreement, a copy of which has been filed herewith as Exhibit 1, and which is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1	Common Stock Purchase Agreement dated October 18, 2011, by and among Zoom Technologies, Inc., Spreadtrum Communications, Inc. and Lei Gu.* †

*	Filed herewith
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPREADTRUM COMMUNICATIONS, INC.

November 4, 2011

Date

/s/ Leo Liyou Li

Signature

Leo Liyou Li, President and Chief Executive Officer

Name/Title